UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-36353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan
515 Eastern Avenue
Allegan, MI 49010

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date	June 19, 2018	/s/ Ronald L. Winowiecki
Ronald L. Winowiecki
Chief Financial Officer
Perrigo Company plc

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To Plan Participants and
Perrigo Company Retirement Plan Committee of the
Perrigo Company Profit-Sharing and Investment Plan
Allegan, Michigan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Perrigo Company Profit-Sharing and Investment Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

Grand Rapids, Michigan
June 19, 2018

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31,	2017	2016

Investments, at fair value:
Mutual funds	$624,498,791	$555,892,908
Perrigo Company plc ordinary shares	33,974,350	41,975,578
Money market fund	40,400,036	44,020,390
Cash	23,261	—

Total investments, at fair value	698,896,438	641,888,876

Trades pending	(344,307)	(90,459)

Receivables:
Accrued income	16,415	8,476
Employer contributions	10,614,561	12,017,593
Notes receivable from participants	9,240,732	10,230,298

Total receivables	19,871,708	22,256,367

Net assets available for benefits	$718,423,839	$664,054,784
See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Year ended December 31,	2017	2016

Additions
Contributions:
Participant	$27,884,688	$29,269,855
Employer	19,964,206	22,078,259
Interest from notes receivable from participants	424,845	435,714
Investment income	102,290,153	6,912,337
Total Additions	150,563,892	58,696,165
Deductions
Distribution of benefits to participants	94,691,865	59,801,853
Administrative fees	284,345	250,254
Total Deductions	94,976,210	60,052,107

Net increase/ (decrease) prior to transfer	55,587,682	(1,355,942)

Transfer of plan assets	1,218,627	23,871,964

Net Increase/ (Decrease)	54,369,055	(25,227,906)
Net Assets Available for Benefits, beginning of year	664,054,784	689,282,690
Net Assets Available for Benefits, end of year	$718,423,839	$664,054,784
See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

1.    Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan's provisions.

General

Perrigo Company plc (formerly known as Perrigo Company Limited, and prior thereto, Blisfont Limited) ("Perrigo"), was incorporated under the laws of Ireland on June 28, 2013, and became the successor registrant of Perrigo Company, a Michigan corporation, on December 18, 2013 in connection with the consummation of the acquisition of Elan Corporation, plc. The Plan Sponsor is Perrigo Company. The Plan is a defined contribution plan in which substantially all U.S. employees of Perrigo Company, Perrigo Management Company, L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo New York, Inc., PBM Holdings, LLC., Paddock Laboratories, LLC, Perrigo Diabetes Care, LLC, Geiss Destin and Dunn, Inc. and Sergeant's Pet Care Products, Inc. (collectively, the "Company" or "Employer") are eligible to participate. The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee's date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 4% of a participant's eligible compensation, as defined in the Plan document, and is invested in the Plan's Qualified Default Investment Alternative, unless the participant has affirmatively elected another investment from among the Plan's investment options. Automatic enrollment occurs on or around the date that the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 10%. Prior to automatic enrollment and at any other time, employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 4% automatic elective deferral as well as choose their own investment allocations offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Retirement Plan Committee (the "Committee").

Perrigo has registered an indeterminate number of Plan interests, as well as ordinary shares in which Plan participants may acquire a beneficial interest, pursuant to a Registration Statement on Form S-8 filed on December 19, 2013 (the “Registration Statement”). Perrigo has determined that, from May 1, 2017 through May 30, 2017 (the “Purchase Period”), the prospectus related to the Registration Statement did not satisfy the requirements of Section 10(a) of the Securities Act of 1933 because the financial statements included therein were more than 16 months old. On May 22, 2017, Perrigo filed its Annual Report on Form 10-K for the year ended December 31, 2016, and on May 30, 2017, Perrigo filed its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2017. The filing of these reports automatically updated the prospectus. Perrigo determined that no participant who purchased ordinary shares during the Purchase Period incurred a material loss related to such shares during the year following the purchase.

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service ("IRS") limitations for the Plan year. The total IRS limit was $18,000 for the 2017 and 2016 Plan years. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional "catch up" contribution, not to exceed the IRS limit of $6,000 for the 2017 and 2016 Plan years. Participants may also make a Roth contribution on an after-tax basis.

Effective January 1, 2017, participants are no longer permitted to invest more than 20% of their total account balance in the Perrigo Company Stock Fund.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

•If more than 20% of a participant's account is invested in the Perrigo Company Stock Fund as of
January 1, 2017, the amount in excess of the 20% limit shall be grandfathered in and will be allowed to remain invested.

•Upon initial enrollment in the Plan, participants may direct no more than 20% of their account to be invested in the Perrigo Company Stock Fund.

•Future allocation changes and exchanges into the Perrigo Company Stock Fund are limited to
20% of each participant's account.

•Rollovers are not permitted directly into the Perrigo Company Stock Fund.

•Any future contributions and/or loan repayments that would exceed the Plan's 20% limit on investment to the Perrigo Company Stock Fund will be redirected to the Plan's Qualified Default Investment
Alternative, currently MFS Global Total Return Fund.

The Company matches employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective upon meeting the 30-day service requirement and participation in the Plan. The Company has the right under the Plan to reduce or suspend such contributions at any time.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nonelective contribution of 3% of an employee's eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of Perrigo. Employees are eligible as of their date of hire to receive both the Employer nonelective and discretionary contributions, which are deposited in the eligible employee's investment account after the end of each Plan year. The Employer nonelective and discretionary contribution amounts approved for the 2017 and 2016 Plan years were $10,437,886 and $11,824,144, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer matching, Employer discretionary and nonelective profit-sharing contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Currently, the Plan offers mutual funds, a money market fund, and Perrigo's ordinary shares as investment options for Plan participants. Participants elect which of these investment options meet their risk and return objectives.

Vesting

Amounts credited to a participant's investment account relating to participant contributions and Employer matching and profit-sharing contributions are 100% vested at all times.

Notes Receivable from Participants

Participants may borrow from their investment accounts, as defined in the Plan document, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant's accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within a reasonable time. Interest rates ranged from 4.25% to 10.5% on outstanding loans at December 31, 2017. The loans are repaid ratably through payroll deductions. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest. The interest earned on participant loans is allocated to the respective funds in accordance with participant elections.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to a 10% federal income tax penalty if the participant is below the age of 59 1/2, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a withdrawal, provided that the participant has reached 59 1/2 years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, participants may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to roll over their account balance into another qualified retirement plan, or postpone distributions until such time they are required.

Forfeitures

There were no forfeited non-vested amounts in the 2017 or 2016 Plan years.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses, such as loan administration and some withdrawal fees, are deducted directly from the participants' accounts.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Participants in the Plan invest in various investment securities. Investment securities, including Perrigo's ordinary shares, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Concentration of Investments

Investments at December 31, 2017 and 2016 included Perrigo ordinary shares amounting to $33,974,350 and $41,975,578, respectively. This investment represented approximately 5% and 7% of total investments at December 31, 2017 and 2016, respectively.

Investment Valuation and Income Recognition

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investments are stated at fair value. See Note 4 for a discussion of fair value measurements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Payment of Benefits

Distributions of benefits are recorded when paid.

3.    Assets in Trust Fund

Vanguard Fiduciary Trust Company ("Vanguard") is the Plan's Trustee. The Trustee manages the trust fund on behalf of the Plan. The Trustee has no discretionary investment authority over the investment options made available to participants under the Plan, including the investments in Perrigo's ordinary shares. Each participant is entitled to exercise voting rights attributable to the Perrigo ordinary shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.    Investments

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Mutual funds and money market fund: Valued at quoted market prices on an exchange and in active market, which represent the net asset values of shares held by the Plan and are classified as Level 1 investments.

Perrigo Company plc ordinary shares: Valued at the closing price reported on the active market on which the security is traded and is classified as a Level 1 investment.

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between Level 1, 2, and 3 investments during the 2017 and 2016 Plan years.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

The tables below set forth by level within the fair value hierarchy the Plan's investments.

Fair Value Measurements

December 31, 2017	Level 1

Mutual funds	$624,498,791
Perrigo Company plc ordinary shares	33,974,350
Money market fund	40,400,036
Cash	23,261

Investments, at fair value	$698,896,438

Fair Value Measurements

December 31, 2016	Level 1

Mutual funds	$555,892,908
Perrigo Company plc ordinary shares	41,975,578
Money market fund	44,020,390
Cash	—

Investments, at fair value	$641,888,876

5.    Related Party Transactions

The trustee of the Plan, Vanguard, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fees paid to Vanguard were $284,345 and $250,254 in 2017 and 2016, respectively. The Plan also invests in Perrigo ordinary shares, therefore these transactions qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

6.    Plan Termination

Although the Company has not expressed any intent to do so, it has the right to reduce or suspend contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.    Income Tax Status

Effective January 1, 2016, the Plan adopted an amended and restated prototype plan document sponsored by Vanguard. Vanguard received an opinion letter from the IRS, dated May 28, 2014, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Transfer of Plan Assets

Perrigo completed the sale of its U.S. Vitamins, Minerals, and Supplements business to International Vitamin Corporation ("IVC") in 2016. In relation to this divestiture, a portion of the Plan's assets were transferred to the IVC 401(k) Plan during each of the 2017 and 2016 Plan years. The total amounts transferred were $1,218,627 and $23,429,022, settled on April 26, 2017 and October 3, 2016, respectively. In addition, $442,942 of participant loans were also transferred to the IVC 401(k) Plan during the 2016 Plan year.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year)

EIN: 38-2799573
Plan Number: 003

December 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Money market fund
*	Vanguard Federal Money Market Fund	40,400,036	shares	**	$40,400,036

	Mutual funds
0	Baird Core Plus Bond Fund; Institutional Class	5,804,319	shares	**	65,124,456
	MFS Global Total Return Fund; Class R5	7,892,824	shares	**	142,070,835
	Harbor Capital Appreciation Fund; Institutional Class	746,623	shares	**	51,845,501
	PIMCO Global Bond Fund (Unhedged); Institutional Class	972,226	shares	**	9,341,759
	Neuberger & Berman Genesis Fund; Class R6	770,255	shares	**	44,258,855
	Hartford Schrodes International Multi-Cap Value Fund Class SDR	1,059,036	shares	**	33,032,261
*	Vanguard Inflation-Protected Securities Fund; Inst'l Shares	579,818	shares	**	6,047,504
*	Vanguard Institutional Index Fund	492,836	shares	**	119,985,951
*	Vanguard Total Bond Market Index Fund; Admiral Shares	1,523,018	shares	**	16,372,441
*	Vanguard Total International Stock Index Fund; Inst'l Shares	424,628	shares	**	51,817,411
*	Vanguard Equity Income Fund Admiral Shares	543,486	shares	**	42,364,769
*	Vanguard Extended Market Index Fund: Ints'l Shares	281,770	shares	**	23,880,042
	MFS Int'l Growth Fund; Class R5	543,589	shares	**	18,357,006
					624,498,791

	Cash	23,261		**	23,261

	Ordinary shares
*	Perrigo Company plc ordinary shares	389,793	shares	**	33,974,350
	Total investments				698,896,438

*	Participant loans***	4.25% - 10.5%		—	9,240,732

	Total				$708,137,170
* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.
*** Inclusive of outstanding deemed distributions.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit Number    Description

23    Consent of BDO USA, LLP